Filed by: Verigy Ltd.

Pursuant to Rule 425

Under the Securities Act of 1933 and

Deemed filed pursuant to rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: LTX-Credence Corporation

Commission File No. 000-10761

The following letter was sent to Verigy customers on March 21, 2011:

March 21, 2011

Dear Valued Customer,

As you may have seen, today we announced that the Verigy Board of Directors determined that a proposal from Advantest to acquire all of Verigy’s ordinary shares for $15.00 per share in cash, on the terms and conditions set forth in a definitive implementation agreement proposed by Advantest, constituted a “Superior Offer.” The press release is available on Verigy.com.

As a result, Verigy has notified LTX-Credence that our Board intends to withdraw its recommendation in favor of the pending merger transaction between Verigy and LTX-Credence and intends to recommend that our shareholders vote against the proposed merger with LTX-Credence. There is no assurance that the proposed transaction with Advantest will be completed.

In accordance with the terms of the LTX-Credence merger agreement, LTX-Credence has until March 25, 2011 to deliver a proposal to Verigy that would cause the Advantest proposal to no longer constitute a “Superior Offer.”

We will continue to do our best to keep you informed as appropriate throughout this process. If you have any questions, please contact Pascal Ronde, Verigy executive vice president of worldwide sales, service and support, at pascal.ronde@verigy.com.

We want to assure you that we are – as always - focused on meeting and exceeding your needs. We are committed to providing you with the excellent products and world-class service you have come to expect from us. Thank you for your continued support of Verigy.

Sincerely,

Jorge Titinger

President and CEO

Additional Information and Where You Can Find It

In connection with the LTX-Credence merger agreement, Verigy filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus. If the merger agreement between Verigy and LTX-Credence is not terminated, a definitive joint proxy statement/prospectus will be mailed to the shareholders of Verigy and LTX-Credence, if and when it is declared effective by the SEC. Investors and shareholders of Verigy and LTX-Credence are urged to read the registration statement and the preliminary joint proxy statement/prospectus, which has not been declared effective by the SEC, and the definitive joint proxy statement / prospectus, when and if it is declared effective by the SEC, because it contains important information about Verigy, LTX-Credence and the proposed transaction. The registration statement and the preliminary joint proxy statement/prospectus, which has not been declared effective by the SEC, and the definitive joint proxy statement / prospectus, when and if it is declared effective by the SEC , and any other documents filed by Verigy or LTX-Credence with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Verigy and LTX-Credence by contacting, respectively, Verigy Investor Relations by e-mail at judy.davies@verigy.com or by telephone at 1-408-864-7549 or by contacting LTX-Credence Investor Relations by e-mail at rich_yerganian@ltxc.com or by telephone at 1-781-467-5063. If the proposed merger transaction with LTX-Credence moves forward, investors and security holders are urged to read the registration statement, the preliminary joint proxy statement/prospectus, which has not been declared effective by the SEC, the definitive joint proxy statement / prospectus, when and if it is declared effective by the SEC, and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger transaction with LTX-Credence. Verigy, LTX-Credence and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in favor of the proposed transaction. Information about the directors and executive officers of Verigy and LTX-Credence and their respective interests in the proposed transaction is available in the preliminary joint proxy statement/prospectus, which has not been declared effective by the SEC, and in the definitive joint proxy statement / prospectus, when and if it is declared effective by the SEC. Additional information regarding the Verigy directors and executive officers is also included in Verigy’s Annual Report on Form 10-K and its amended Annual Report on Form 10-K/A, which was filed with the SEC on February 25, 2011. As of February 14, 2011, Verigy’s directors and executive officers beneficially owned approximately 1,988,016 shares, or 3.3 percent, of Verigy’s ordinary shares. Additional information regarding the LTX-Credence directors and executive officers is also included in LTX-Credence’s proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on November 8, 2010. As of September 30, 2010, LTX-Credence’s directors and executive officers beneficially owned approximately 1,940,204 shares, or 3.9 percent, of LTX-Credence’s common stock. These documents are available free of charge at the SEC’s website at www.sec.gov and from Verigy and LTX-Credence, respectively, at the e-mail addresses and phone numbers listed above.

Cautionary Statement Regarding Forward-Looking Statements

This letter contains statements that may be deemed to be forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Verigy and its Board of Directors’ current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in these statements. These statements include the Verigy Board of Directors’ intentions regarding the withdrawal of its recommendation of the proposed business combination with LTX-Credence and its intention to recommend that Verigy shareholders vote against the proposed business combination with LTX-Credence, and other statements regarding the Advantest proposal and the proposed business combination with LTX-Credence. Any statements that are not statements of historical fact (including statements containing the words “believes,” “should,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. The following factors, among others, could cause actual results to differ materially from those described in any forward-looking statements: the failure of Verigy and Advantest to enter into a definitive agreement or complete a transaction; actions of LTX-Credence in response to the Verigy Board of Director’s determination that the Advantest proposal constitutes a “Superior Offer,” including the delivery by LTX-Credence of a proposal that would cause the Advantest proposal to cease to be a “Superior Offer;” the impact of actions of other parties with respect to any discussions and the potential consummation of a transaction relating to the Advantest Proposal or the proposed transaction with LTX-Credence; changes in the Advantest proposal; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Verigy, Advantest and LTX-Credence generally, including those set forth in the filings of these companies with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K or Form 20-F and quarterly reports on Form 10-Q or Form 6-K, their current reports on Form 8-K and other SEC filings. Verigy, Advantest and LTX-Credence are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward-looking statements as a result of developments occurring after the date of this letter.

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